UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-18547
Interstate Land Investors II Limited Partnership

(Exact name of registrant as specified in its charter)
1329 East Morehead Street, Suite 201, Charlotte, North Carolina 28204
(704) 383-7918

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Class A Limited Partnership Units

(Title of class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: less than 300 for each class of securities covered by this form.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Interstate Land Investors II Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 20, 2006	By:	/s/ J. Christopher Boone

	Name:	J. Christopher Boone
	Title:	President, ISC Realty Corporation, its General Partner